EXHIBIT 99(d)(3)

EXCLUSIVITY AGREEMENT

EXCLUSIVITY AGREEMENT (this “Agreement”), dated as of April 30, 2010 (the “Agreement Date”), by and between SAP AG, a German corporation (including its subsidiaries, “SAP”), and Sybase, Inc., a Delaware corporation (including its subsidiaries, the “Company”).

SAP and the Company are engaging in discussions regarding a possible transaction between them (the “Transaction”), and in connection therewith, are devoting substantial time and resources to evaluating such Transaction, and in further consideration of the mutual promises herein;

NOW, THEREFORE, the parties agree as follows:

1. Exclusivity. Between the Agreement Date and 11:59 p.m., Pacific time on May 12, 2010 (the “Exclusive Period”), the Company will not, and will not authorize or direct or knowingly permit any of its or its subsidiaries’, officers, members of its board of directors, agents, advisors, investment bankers, attorneys, accountants and other representatives, in each case that are aware of the discussions between SAP and the Company with respect to the Transaction (collectively, the Company’s “Representatives”), to, directly or indirectly, (i) solicit, initiate, seek, or knowingly encourage, facilitate or induce the making, submission or announcement of any Alternative Proposal (as defined below), (ii) disclose to any person any nonpublic information relating to the Company and/or any of its subsidiaries in connection with, or enter into, participate in, maintain or continue any communications or negotiations regarding, any Alternative Proposal (as defined below), (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Alternative Proposal (as defined below), or (iv) enter into any letter of intent, contract or other agreement relating to any Alternative Proposal (as defined below). For purposes of this agreement, the term “Alternative Proposal” means any expression of interest in, or agreement, offer or proposal for, any acquisition of 10% or more of the outstanding voting securities of the Company or 10% or more of the Company’s assets, whether by way of a merger, consolidation, asset sale, stock purchase, tender offer or other business combination, or any similarly material, non-ordinary course development, license or joint venture transaction, other than any offer, proposal or indication of interest made by or on behalf of SAP.

The Company will immediately cease and cause to be terminated (and during the Exclusive Period will not resume or otherwise continue) any and all existing activities, discussions and negotiations with any persons conducted heretofore with respect to any Alternative Proposal. In the event that the Company receives an Alternative Proposal, or a request for nonpublic information relating to the Company in connection with an Alternative Proposal, from any person during the Exclusive Period, the Company will provide SAP with notice of such event within 24 hours after such receipt by the Company.

2. Miscellaneous.

(a) Injunctive Relief. It is agreed that each party would be irreparably injured by a breach of this Agreement by the other party, that monetary remedies would be inadequate to protect against any actual or threatened breach of this Agreement, and, without prejudice to any other rights and remedies otherwise available to the non-breaching party, each party, on behalf of itself and its affiliates, agrees to the ability of the other party to seek the granting of equitable relief in the case of such a breach, including injunctive relief and specific performance, in favor of the other party without proof of actual damages and without any need to secure or post any bond in connection therewith.

(b) Severability. If any provision of this Agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Agreement but shall be confined in its operation to the provision of this Agreement directly involved in the controversy in which such judgment shall have been rendered.

(c) Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

(d) Modifications to Agreement; Waivers. No modifications of or changes to this Agreement or waiver of the terms and conditions hereof will be binding upon the parties, unless approved in writing and signed by each of the parties. It is further agreed that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(f) Confidentiality. The existence of this Agreement, the terms hereof and any communications regarding it constitute confidential information to be treated by the parties in accordance with the terms of the Confidentiality Agreement, effective as of April 2, 2010, between the parties hereto.

(g) Entire Agreement. This Agreement, and such Confidentiality Agreement, constitute the entire agreement between the parties with regard to the subject matter of this Agreement. Nothing herein shall be deemed to obligate either party to enter into a definitive agreement for, or consummate, any Transaction.

(h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF, the parties have executed this Exclusivity Agreement as of the day and year first above written.

SAP AG

By:	/s/ Werner Brandt
Name:	Werner Brandt
Title:	CFO

By:	/s/ Michael Junge
Name:	Michael Junge
Title:	General Counsel

SYBASE, INC.

By:	/s/ Daniel R. Carl
Name:	Daniel R. Carl
Title:	Vice President, General Counsel and Secretary